Filed by Wejo Group Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Virtuoso Acquisition Corp.
SEC File No.: 001-39913
Date: September 10, 2021

Transcript of Piper Sandler’s Global Technology Conference Interview with Wejo CEO Richard Barlow

Speaker 1 [00:00:00] Right, so next up in our papers and our series, we have Richard Barlow, CEO of Wejo fascinating company, dealing with automotive data. It's a huge expanse of space that I think people are starting to get an appreciation for the growth, the opportunity here. But I still think that there's a fair amount of wood to chop when it comes to investor education on this entire ecosystem. So it's Wejo is right in the middle of it. Also, very happy to have Richard here with us. Maybe first, just to kick everything off, just, you know, an elevator pitch type type of a thing. You know, what is Wejo do? How do you make money? What's the business model? And then we'll go from there.

Richard Barlow [00:00:46] Since the early 2000s, most manufacturers have been installing connectivity in the autos manufactured. This connectivity enables the transmission of a fix set of data from the car with the consent of the driver. Wejo has for the last seven years been building a platform and been working with over 17 OEMs and Tier 1 partners to receive live data from vehicles. We have to process over 400000 data points per second, 60 billion data points today from over 11 million live cars. So we see over six seven percent of all vehicles in New York driving around at any one point in time we see 20 percent of Detroit, so we see a huge amount of data live from vehicles.

Speaker 1 [00:01:26] Yeah, so this is actually one of the I mean, we've had conversations in the past, the two of us, one of the one of the things that struck me during that conversation, I think it's also a point of differentiation for Wejo is this distinction between live, real time, unfiltered data versus gathering data in batches, I guess, from different from from the vehicle population. Why is that distinction important and why is it something that Wejo uses to differentiate itself versus others?

Richard Barlow [00:01:58] Well, with live data, we can save lives. And that seems like a very easy thing to say, but actually seeing live analysis of roads we’ve machine learned, every line and every highway in the U.S. example, we know in real time whether a lane is closed or whether it's running at a slow speed exit, whether informing departed friends or informing governors offices around what's going on cities. So, for example, if this temporary construction work on the road, we can help the DOTs, actually change signage from this information that they need to change lane. So we're showing live data, and that's one example. Another example is working with one of the largest online companies in the world where we identify 30 percent more delivery routes so we can reduce emissions in cities and we can reduced congestion in cities by optimise the time it takes to deliver parcels to two to eight times.

Speaker 1 [00:02:53] OK, so, you know, I think it's relatively easy for people to wrap their heads around why there's value in data like this. The question I think sometimes people have a difficult time square, the circle is that there is irrefutable value associated with the data. How does that get converted into revenue for Wejo? Who pays you and why?

Richard Barlow [00:03:18] So we have two sides to our model. We have a marketplace business where we monetise data with consents of the driver and with consents of the OEM. So we paid by department of transport, we're paid by mapping companies were paid by logistics companies and paid by companies for trends data. And we typically share sixty five percent of that revenue back to the OEM for the use of their data. On the other side, we charge OEMs for platform fees, for transaction fees where we process or analyse and process dates back to the OEM and that's what we call our SaaS business. So, for example, we've built a platform and in apac where we're enabling OEM to have a real time availability parking spaces. So great examples of OEM of wanting to provide a better experience for the driver. And we provide the technology behind the scenes to do that. We charge you for that process.

Speaker 1 [00:04:13] OK, so sorry for the curveball, because I didn't put this in my list today. I'm sure you'll be able to run with it. It's also something we've talked about in the past. But so. Oh, yeah. Basically, take your pick. Any of these big consumer facing brands that everybody's familiar with, big automotive manufacturers, they are sort of simultaneously your supplier, the source of data points, but also a customer and a consumer of data points. And one of the things that I was sort of curious to explore in the past is whether you view them more as a customer or more as a supplier. So how do you how do you think through that?

Richard Barlow [00:04:54] I mean I mean, OEMs are huge organisations potentially employing hundreds of thousands of people. So the procurement in one department, for example, buying services in, for example, we licence a consent engine to a number of events that they completely different departments to the department tasked with finding value in data. So we don't we have very much we have quite a rigid structure about how we approach OEMs. And we have great relationships, experience that the CFO will have one interest, where they want to improve the warranty provisions on their balance sheet. The chief marketing officer being able to use data to understand about trends at auto shows. So we have we have a very clear approach. So we don't try and have an offset, for example, in revenue being spent to licence platforms. We sell to one department and we provide revenue to another area. Maybe they talk to each other, maybe they're not interesting.

Speaker 1 [00:05:51] OK, so one way or another, though, alignment with these OEMs is clearly it's important. It's a big deal. First of all, how long does it take to get an OEM over that hump in terms of convincing them to to work with you? And then the second question is a follow on is how how sticky is it? How difficult would it be for an IBM to dislodge itself and try to align with some other vendor?

Richard Barlow [00:06:17] So part of the load is that we build long term relationships with IBM. It takes a long time to build a relationship. You know, I started Wejo in 2014 and we are now 250 people.The first three years, we were very much a pretty pre-revenue business where we were trying to get engagement traction with our partners. And, you know, I'm one example is an OEM saying yeah we like what you're saying, we need to see if you hear a year from now, a year later, we proved with those data points about how we were operating with that data. And slowly we got that commitment. Now we have 17 OEMpartners, but typically an agreement is between five and seven years. So once you sort of built that load to build a relationship with the OEM and the OEMs want to commit to long term contracts that know the mindset to to to to move around and how we work with them, we'll be taking data directly from the car and we're creating the data we will accommodate. It's not something that can be easily transported to another vendor. And we've become the standard in industry for connectivity data, which is proprietary to Wejo.

Speaker 1 [00:07:24] And to what extent are OEM's a interested in and be capable of? Generating, harvesting, analysing and using the data themselves, just with their own proprietary fleet, looking at others, just looking at their own cars that are out there, is that something that some OEMs are attempting to do or are they completely incapable of doing it in the first place?

Richard Barlow [00:07:52] I mean, all OEMs have capabilities. But OEMs come to us, you know, they recognise we are one of their preferred tier 1 partners in terms of data we have OEMs are saying, hey, you know, we have hundreds of departments in terms of business. You would be better than us in terms of delivering a quick fast solution. That means the insights can be delivered back to those departments. We have other OEMs where they're saying, you know, we'd like to build an insurance product for us and we are sure the OEM if they if they get the right disciplines could do it themselves. But actually, we've already got the policies in place and the expertise we've shown, we've shown with the backing, the likes of Palantir and Sompo, for example, that actually we all being trusted industry, we are being trusted by multiple different marketplaces and we're providing great outcomes for OEMs.

Speaker 1 [00:08:43] Yeah, you mentioned volunteer. I volunteer in Microsoft of, you know, big, big names in your partnership ecosystem. Can you sort of walk through, I guess, what each of them brings to the table and their end game? Why are they why are they partnered with Wejo and why did you choose partner with them?

Richard Barlow [00:09:01] So, I mean, we're very proud of the fact that General Motors is a pipe investor. Microsoft Palantir andand Sompo are all named PIPE investors in Wejo. Palantir has a strategy where they choose best of breed in particular industries, and they may make a significant PIPE investment. And we're pleased that Palantir recognise Wejo being the leader in connected vehicle data industry and is now come back to us and a commercial client as well. Microsoft don't tend to do PIPE investments. I think one of the first. I think that's a great sort of recognition of the relationship we built with Microsoft over time where we showed the quality of our data asset.No one else can claim in this world of data to process 16 billion data points a day in real time. This is us claiming that process is a a fraction of that as a batch process is a complete different business. So we're really excited that we're being recognised by incredible industry partners like Microsoft, like Palantir and General Motors.

Speaker 1 [00:10:02] So got maybe four or five minutes here. I wanted to talk about maybe the end markets. You know, there's half a dozen or so, I think you had seven or eight or something in markets and you've mentioned insurance. You've mentioned municipalities, Department of Transport. Can you articulate some of the other end markets to the ways in which you're monetising these data sets and maybe rank order there in terms of your priority or the attractiveness? Yeah, anything you can add on the markets would be helpful.

Richard Barlow [00:10:36] Sure. One of our key markets is remote diagnostics and we are doing work with Hella and we'll be making further announcements about that later this year. Remote diagnostics has to=wo sort of key focuses for us. There's the Massachusetts Right to Repair Act where OEMs have to make data available to help the car be repaired. We are positioning ourselves as being a platform that can make a data be available to consumers, to dealers, to body shops, to service and repair vehicles. And we're seeing great traction from that support of the likes of Hella. And also Magna's another example. And then another side of the remote diagnostics is that we're reporting back to OEMs on the performance of vehicles so the OEMs can better understand about how they should be provisioning repairs on the balance sheet. They show how they should be actually working with data to actually get cars to the dealers more quickly for repairs to save money. So we make diagnostics a big part of our growth story. So we've got great traction already in. The next one is, is recovery, which is really extensive remote diagnostics. But the idea of actually we can save huge amounts of money for both insurance industry and the in the OEM industry by helping cars berecovered quicker. So, for example, we can reduce the cost rather than two towswhen it was recovered off the side of the road and take two to one lot. And then these people recover and get to take a second look. We can optimise that. And that's a great example of why we're working with partners like Palantir so we can see the broad distribution. They've got the capability of actually streamlining the processes of working with thousands of vendors where they can get the concept to the destination and the first type.

Speaker 1 [00:12:23] OK, so I definitely don't want to cut you loose without asking a couple questions on financials and PNL and sort of run rate margin expectations and things of this nature, obviously, you're going to have a fair amount of revenue, visibility and recurring revenue, which which is nice. Generally speaking, the sort of music to investors ears. But maybe talk a little bit about that, you know, the extent to which you expect SaaS versus marketplace and a revenue contribution standpoint, what percentage of each from, you know, a company wide basis. And then number two is, is expectations regarding long term margins.

Richard Barlow [00:13:03] So in terms of the terms on growth, in terms of gross sales this year on marketplace revenues will be forecast to be more than eight point three million dollars. And our SaaS revenues are forecast to be more than one point five million dollars. In terms of marketplace revenues, that will show near enough a 200 percentsignificant increase in the revenue from 2020. And SaaS revenue are showing great legs in terms of we really live the number that we Ms. How we then see it is that we then forecast revenues will go to more than 11 million dollars next year and marketplace revenues will exceed 30 million dollars. So significant growth again with a run rate, a year end run rate, which will support our growth into next year. We're well capitalised from the SPAC and the PIPE that we have raised. And we we we forecast then to 23 and 24, we'll be both profitable and cash flow positive.

Speaker 1 [00:14:06] All right. These things, obviously, it's just just enough to whet your appetite, I guess. Obviously, there's lots more to discuss, but I'll be available. Richard, I'm sure. Thanks very much for for waiting in the tick tock discussion. And then, you know, this is the first of many hopefully conversations. So feel free to reach out to me, to Richard Whitney, who I know is listening in the background. We'll be sure to put you in touch with somebody who can get any questions answered for any. And everybody is listening. Thanks again.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Wejo Investor Relations Contact:

Idalia Rodriquez

Arbor Advisory Group

Tel: (203) 293-3325

Email: investor.relations@wejo.com